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U.S. Securities & Exchange Commission                                                March 25, 2013

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Ms. Barbara C. Jacobs, Assistant Director

Re:        Snap Online Marketing Inc.

              Registration Statement on Form S-1

              Filed February 4, 2013

              File No. 333-186415

Dear Ms. Jacobs,

Further to your letter dated March 1, 2013 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1.       You state that you qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. As such, please revise your prospectus to:

•       State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

We have stated the company’s election to opt out of the extended transition period for complying with new and revised accounting standards on page 7 of our Prospectus filed on February 4, 2013. Also we have added this statement to the risk factors section of our Prospectus.

2.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We do not intend to sell our shares to qualified institutional buyers or institutional investors and as such we have not prepared any written materials for distribution to these potential investors. We did not prepare, publish or distributed any research reports to any broker-dealer since we do not plan to engage broker-dealers in selling of our common stock.

Prospectus Cover Page

3.       Please clarify on the cover page that this registration statement constitutes the initial public offering of the company’s common stock. Limit the cover page to one page and include only the information required by Item 501(b) of Regulation S-K. For example, revise to limit the discussion of risks in the fourth paragraph and provide a cross-reference to the risk factors section as required by Item 501(b)(5) of Regulation S-K. As another example, delete your statement that you intend to have your shares of common stock quoted on the Over-the-Counter Bulletin Board. Given your disclosure on page 14 that you have not taken any steps to enable your common stock to be quoted on the OTC Bulletin Board, disclosure regarding a future market does not appear appropriate on the cover page.

We have revised the cover page as required.

Prospectus Summary, page 5

4.       Please disclose in both the prospectus summary and in the risk factors that your auditor has expressed substantial doubt about the company’s ability to continue as a going-concern.

We have provided the required disclosure.

5.       You state on page 7 of the prospectus summary that you will be required to provide increased disclosure as a smaller reporting company when and if you cease to be an emerging growth company. Please advise why you believe that you will be subject to increased disclosure requirements as a smaller reporting company and, if appropriate, expand your disclosure outlining those requirements.

We have reviewed this section of our prospectus and removed the cited statement from the prospectus summary.

Risk Factors, page 8

6.       We note that you provide some disclosure regarding your status as an “emerging growth company” in the prospectus summary but please discuss the risk factors associated with being an emerging growth company. For example, discuss the effects of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

We have revised the risk factors section of our prospectus as required.

Our officers, directors, consultants and advisors are involved in other businesses…, page 9

7.       Please clarify your statement on page 10 that “each conflict of interest will be handled by the company based on the nature of the conflict and the individual involved in it” by discussing whether the company has policies and procedures for the review, approval or ratification of any related party transactions to handle such conflicts of interest.

We have provided the required discussion.

Plan of Distribution, Terms of the Offering, page 19

8.       We note your disclosure on page 19 of the prospectus that one of the material changes that would entitle an investor to a refund of funds includes “an extension of the offering period beyond 180 days.” This appears inconsistent with the terms of the subscription agreement that states that a material change would be “an extension of the offering period beyond 270 days.” Please revise.

We have revised our disclosure on page 19 as required.

9.    We note that you plan to return monies to investors if a threshold minimum amount for investment has not been met and that you have not appointed an independent escrow agent to maintain investor funds prior to achieving the minimum offering. Please tell us how you intend to comply with Rule 10b-9 of the Exchange Act. Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors.

Our offering structure is consistent with the Rule 10b-9 because our offering is being made on the condition that all consideration paid for our securities will be promptly refunded to the purchaser. We will:

-        create a shareholder list that includes all subscribers' information including, but not limited to, full name and mailing address;

-        fill in a FedEx air waybill for each investor on the date his/her subscription agreement was accepted by the company and put it in the investor’s file; and

-        advise the investor to notify us immediately if his/her mailing address will change during the subscription period.

If the minimum offering amount is not reached, we will use the pre-filled FedEx air waybills to return the funds invested on the day following the last day of the offering.

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 23

10.  Please revise your liquidity discussion to indicate the likelihood that you will be able to meet your cash requirements for the next twelve months. In addition, disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

       We have revised our liquidity discussion and provided the required disclosure.

Our Business

Plan of Operations, page 27

11.   We note your disclosure on page F-14 that one customer provided 100% of the company’s revenues for the period ended December 31, 2012. However, your disclosure on page 27 suggests that you have more than one client “on a contract basis.” Please revise to consistently reflect the number of customers or clients that you currently have and tell us what consideration you have given to discussing your relationship with this customer in the Business section and Risk Factor sections of the prospectus. Finally, tell us what consideration you have given to filing any of the customer contracts as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

During the six-month period from inception to December 31, 2012 we have commenced our operations and worked on the project for one non-affiliate client. The project was completed prior to December 31, 2012. We did not sign a written contract with this client since it was a one-time engagement, not on a continuous basis. As of the date of the filing of our registration statement we were working on projects for several clients. All engagements have been made in the ordinary course of business with non-affiliate parties and not on a continuous basis. Therefore, they do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

12.   Please disclose, if true, that you only have two employees who also serve as the two directors. See Item 101(h)(4)(xii) of Regulation S-K.

We have disclosed the number of our employees as required.

Directors, Executive Officers and Control Persons, page 28

13.   We note your disclosure on page II-1 of the registration statement that all of your directors and executive officers reside outside of the United States. Please disclose on page 28 the countries in which each director and executive officer resides. Tell us what consideration you have given to including any risk factors associated with managing the business activities of the company outside of the United States.

       We have provided the required disclosure and added a risk factor to the risk factors section of our prospectus.

Certain Relationships and Related Parties, page 31

14.   Please disclose the material terms of the consulting agreements with the Chief Executive Officer and Chief Financial Officer of the company, such as the scope of the consulting services, financial terms of the agreement, and the termination provisions.

We have provided the required disclosure.

Notes to Financial Statements

Note 8. Subsequent Events, page F-14

15.   Revise to disclose the date through which subsequent events have been evaluated, pursuant to ASC 855-10-50-1(a).

We have provided the required disclosure.

Sincerely,

/s/ Elena Kryukova

Elena Kryukova

President